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12/29/03

**Act 12-29-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03052077

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 46861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kelton International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Route 100 Suite A2A
(No. and Street)

Londonderry	Vermont	05148
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen R. Wilcox (802)824-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, PC
(Name – *if individual, state last, first, middle name*)

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

29 Broadway	New York	NY	10006
(Address)	(City)	(State)	(Zip Code)

RECEIVED
DEC 23 2003
WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/2

OATH OR AFFIRMATION

I, Stephen R. Wilcox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kelton International Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President & CEO

Title

11/18/03

Notary Public

ERIC C. SPECTOR
NOTARY PUBLIC, State of New York
No. 24-5001426
Qualified in Kings County
Commission Expires Sept. 8, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KELTON INTERNATIONAL, INC.
(SEC I.D. No. 8-46861)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED SEPTEMBER 30, 2003 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *



Certified Public Accountants
A Professional Corporation

29 Broadway • New York, NY 10006
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

Independent Auditors' Report

The Board of Directors
Kelton International, Inc.

We have audited the accompanying statement of financial condition of Kelton International, Inc. (the "Company") as of September 30, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended September 30, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kelton International, Inc. at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Kelton International, Inc. will continue as a going concern. As discussed in note 1 to the financial statements, Kelton International, Inc. has suffered recurring losses from operations and has an accumulated (deficit) that raise substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

Certified Public Accountants
A Professional Corporation

November 6, 2003

KELTON INTERNATIONAL, INC.

Statement of Financial Condition
September 30, 2003

Assets

Cash	$	37,137
Accounts receivable		2,188
Other assets		6,246
Total assets	$	45,571

Liabilities

Accrued expenses	$	10,808

Stockholders' Equity

Stockholders' equity		
Contributed equity	$	742,944
Accumulated deficit		(708,181)
Total stockholders' equity		34,763
Total liabilities and stockholders' equity	$	45,571

See notes to financial statements

KELTON INTERNATIONAL, INC.

Statement of Operations
For Year Ended September 30, 2003

Revenues	
Investment advisory income (note 4)	$ 65,965
Interest income	1,057
Total revenues	67,022
Expenses	
Salaries	60,400
Investment advisor fees	50,773
Payroll taxes	4,211
Postage	144
Telephone/facsimile	3,294
Clearing charges expense (note 4)	32,000
Regulatory and filing fees	1,899
Travel	2,699
Meals and entertainment	404
Professional fees	8,000
State and city taxes	940
Insurance	3,854
Rent	3,600
Utilities	1,480
Moving	3,391
Bank charges	75
Office supplies	470
Auto lease	5,836
Loss on sale of marketable securities (note 5)	2,955
Miscellaneous (note 4)	20,821
Total expenses	207,246
Net (loss)	$ (140,224)

See notes to financial statements

KELTON INTERNATIONAL, INC.

Statement of Changes in Stockholders' Equity
For Year Ended September 30, 2003

	Contributed Equity	Accumulated Deficit	Total
Stockholders' equity - September 30, 2002	$ 742,944	$ (567,957)	$ 174,987
Net (loss)	-	(140,224)	(140,224)
Stockholders' equity - September 30, 2003	$ 742,944	$ (708,181)	$ 34,763

See notes to financial statements

KELTON INTERNATIONAL, INC.

Statement of Cash Flows
For Year Ended September 30, 2003

Cash flows from operating activities		
Net (loss)	$	(140,224)
Adjustments to reconcile net (loss) to net cash (used) by operating activities		
Loss on sale of marketable securities		2,955
Forgiveness of officer's debt		20,000
Changes in operating assets and liabilities		
Accounts receivable		27,358
Other assets		1,688
Accounts payable		(20,177)
Accrued expenses		2,808
Net cash (used) by operating activities		(105,592)
Cash flows provided by investing activities		
Proceeds from sale of marketable securities		15,745
Net (decrease) in cash		(89,847)
Cash at beginning of year		126,984
Cash at end of year	$	37,137

See notes to financial statements

KELTON INTERNATIONAL, INC.

Notes to Financial Statements
September 30, 2003

Note 1 - Organization and accounting policies

Kelton International, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed on July 1, 1998.

The Company earns fee income for consulting and advisory services. A substantial portion of the advisory services are sub-contracted to a third party.

The Company has incurred recurring losses and generally has funded operations through available cash reserves. During the current year the Company suffered an operating loss of $140,224 and at September 30, 2003 has an accumulated deficit of $708,181 and available cash reserves of $37,137. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. It is management's intention to increase advisory revenue, reduce operating costs and if needed, to obtain financing from an affiliated entity. The Company's continued existence is dependent on its ability to increase revenue and cash flows and the financial support from an affiliated entity.

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Income taxes

The Company has available deferred income tax benefits which principally result from unutilized net operating loss carryforwards for tax purposes. At September 30, 2003, the Company has available operating loss carryforwards of approximately $680,000 which expire during the years 2015 and 2023. A valuation allowance of approximately $231,000 at September 30, 2003 has been applied representing the total deferred tax asset resulting from such carryforward losses.

Note 3 - Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that net capital, as defined, shall be the greater of $5,000 or one fifteenth (6-2/3%) of aggregate indebtedness. At September 30, 2003, the Company had net capital of $26,329 which was $21,329 in excess of its required net capital. The Company's net capital ratio was 0.30 to 1.

Note 4 - Related party transactions

During fiscal 2003, the Company incurred brokerage clearing charges of $32,000 which were charged by Kelton International Limited (an entity affiliated through common control).

Included in miscellaneous expense is the write-off of a $20,000 non-interest bearing loan due from officer of the Company.

A substantial portion of the revenue earned is derived from services provided to a fund which has a common director to the Company.

Note 5 - Marketable securities

The Company sold an investment in marketable securities during the year for $15,745, realizing a loss of $2,955.

The Company has warrants to purchase 1,200 shares of NASD common stock which are exercisable on various dates through 2005 at prices ranging from $13 per share to $16 per share.

Schedule I

KELTON INTERNATIONAL, INC.

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the
Securities Exchange Act of 1934
As of September 30, 2003

Net capital - stockholders' equity	$ 34,763
Deductions and/or charges	
Nonallowable assets	
Accounts receivable	2,188
Other assets	6,246
Total deductions and/or charges	8,434
Net capital	$ 26,329
Computation of aggregate indebtedness	
Total liabilities from the statement of financial condition	$ 10,808
Computation of basic net capital requirement	
Minimum net capital required pursuant to SEC Rule 15c3-1(a)(2)(vi)	$ 5,000
Capital in excess of minimum requirements	$ 21,329
Ratio of aggregate indebtedness to net capital	0.30 to 1

NOTE: There are no material reconciling items between the amounts presented above and the amounts as reported in the Company's FOCUS Report as of September 30, 2003.

KELTON INTERNATIONAL, INC.

Computation for Determination of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
As of September 30, 2003

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.



Certified Public Accountants
A Professional Corporation

29 Broadway • New York, NY 10006
Telephone: (212) 867-8000 • Telefax: (212) 687-4346
E-mail: info@pkfny.com • www.pkfnewyork.com
Member of PKF International Limited

Kelton International, Inc
5700 Route 100, Suite A2A
Londonderry, VT 5148

In planning and performing our audit of the financial statements and supplementary schedules of Kelton International, Inc. (the "Company") for the year ended September 30, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at September 30, 2003, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Kelton International, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal controls and that, alternatively, greater reliance must be placed on surveillance by management.

This report, is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

Certified Public Accountants
A Professional Corporation

November 6, 2003

* * *